SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number 000-12828

VOLVO INVESTMENT PLAN
Volvo Construction Equipment North America, Inc.
2169 Hendersonville Road
Skyland, North Carolina 28776

(Full title and address of plan)

AKTIEBOLAGET VOLVO (publ)
S-405 08 Göteborg
Sweden

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Exhibits

Exhibit Number	Description of Documents
1	Independent Accountants' Consent

VOLVO INVESTMENT PLAN

Financial Statements as of and for the years ended December 31, 2001 and 2000

Additional information required for Form 5500 as of December 31, 2001

VOLVO INVESTMENT PLAN

Table of Contents

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Accountants

To the Participants and Administrator of
Volvo Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Volvo Investment Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 21, 2002

VOLVO INVESTMENT PLAN

Statement of Net Assets Available for Benefits

	As of December 31, 2001		As of December 31, 2000	
Investments, at fair value				
Registered investment companies:				
Vanguard 500 Index Fund	$ 9,000,160	*	$ 10,182,905	*
Vanguard Growth Index Fund	806,359		1,039,954	
Vanguard International Growth Fund	1,076,575		1,327,947	
Vanguard LifeStrategy Conservative Growth Fund	574,882		537,861	
Vanguard LifeStrategy Growth Fund	1,019,065		1,115,067	
Vanguard LifeStrategy Income Fund	319,350		268,534	
Vanguard LifeStrategy Moderate Growth Fund	704,371		702,974	
Vanguard Mid-Cap Index Fund	500,370		621,723	
Vanguard Prime Money Market Fund	878,921		749,664	
Vanguard Small-Cap Index Fund	539,949		508,335	
Vanguard Total Bond Market Index Fund	609,823		451,663	
Vanguard Wellington Fund	5,326,005	*	5,044,166	*
Vanguard Windsor II Fund	3,140,778	*	2,938,623	*
	24,496,608		25,489,416	
Vanguard Retirement Savings Trust	10,582,548	*	10,359,921	*
Volvo ADR Stock Fund #	2,616,624	*	1,909,323	
Participant Loans	1,222,903		1,284,455	
Total investments	38,918,683		39,043,115	
Net assets available for benefits	$ 38,918,683		$ 39,043,115	

* Represents 5% or more of net assets available for benefits.
\# Nonparticipant-directed investment.

The accompanying notes are an integral part of the financial statements.

VOLVO INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2001	2000
Additions		
Investment income (loss):		
Interest and dividend income, investments	$ 1,483,719	$ 1,841,793
Interest income, participant loans	98,227	120,423
Net depreciation in fair value of investments	(2,428,659)	(2,329,598)
	(846,713)	(367,382)
Contributions:		
Employer	898,110	927,419
Participant	2,609,082	3,298,226
	3,507,192	4,225,645
Total additions	2,660,479	3,858,263
Deductions		
Payment of benefits	2,717,389	5,018,741
Asset transfers out	62,732	113,413
Administrative expenses	4,790	7,907
Total deductions	2,784,911	5,140,061
Net decrease	(124,432)	(1,281,798)
Net assets available for benefits:		
Beginning of year	39,043,115	40,324,913
End of year	$ 38,918,683	$ 39,043,115

The accompanying notes are an integral part of the financial statements.

VOLVO INVESTMENT PLAN

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Volvo Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Volvo Construction Equipment North America, Inc. (the "Company") and certain designated affiliates. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

The Plan provides for participant contributions on a pre-tax compensation reduction basis. Under this arrangement, employees may elect to defer up to 18 percent of their eligible annual compensation during the Plan year. The Company matches 50 percent of employee contributions, not to exceed 8 percent of covered compensation, depending on eligibility. If applicable, the Company match for any collective bargaining unit is subject to its respective collective bargaining agreement. Participants can allocate their contributions to the Plan's investment options in 10 percent increments. Company matching contributions are invested in the Volvo ADR Stock Fund. The Plan requires a minimum holding period of three years with respect to both Company matching contributions and Company non-elective contributions made to the Volvo ADR Stock Fund before a participant may exchange such contributions into other investment options of the Plan.

The Plan allows a participant to elect an alternate form of employer matching contribution ("self-directed match") by permitting a participant to elect prior to the beginning of each calendar year a self-directed match, which shall be limited to 50 percent of employee pre-tax basic contributions in an amount of up to 6 percent of eligible compensation. There are no investment option limitations on self-directed match contributions.

Participant Accounts

A separate account is maintained for each investment option of a participant by type of contribution. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses, if any. Plan earnings are allocated and credited to the account daily based on the adjusted balance of each participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

A participant may revise his/her allocation election and/or elect to transfer a portion of his/her account from one investment option to another investment option according to the provisions of the Plan document. All changes become effective the next day after the request is made by the participant.

Vesting

All amounts contributed by the participants are one hundred percent (100%) vested in each participant's account at all times.

For participants hired prior to January 1, 2000, all amounts contributed by the Company are 100% vested at all times. For participants hired on or after January 1, 2000, Company contributions made to participant accounts shall vest according to the following schedule:

Years of Service	Vested Percentage
1	20
2	40
3	60
4	80
5 or more	100

Effective January 1, 2000, the Plan will recognize years of service with any predecessor employer within the Volvo controlled group of affiliated companies for vested service.

Effective November 1, 2001, the Company permanently shut down its fabrication division resulting in a partial plan termination. A partial plan termination can occur if approximately 20 percent or more of participants in a tax-qualified plan are terminated by an event beyond the participants' control. All participants who were terminated by the Company as a result of the partial plan termination, were immediately 100 percent vested in all employer contributions regardless of years of service.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from 1-5 years or up to 25 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates at December 31, 2001 range from 8.25% to 10.00%. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

Withdrawals are prohibited except for the following reasons:

a. Participant reaches age 59-1/2 or age 55 to 59-1/2 if retiring;
b. Termination;
c. Death;
d. Disability; and
e. Financial hardship.

Participants may elect to receive all of their account balance upon the occurrence of any of the reasons listed in (a)-(e) above or defer withdrawals until age 70-1/2. In any event, benefit payments must begin upon the participant reaching age 70-1/2. Participants with an account balance of less then $3,500 may not elect the deferral option and will automatically receive a lump-sum distribution.

Former participants of the Clark Savings Investment Plan ("CSIP") may withdraw their transferred CSIP after-tax participant contributions (contributions made before October 1, 1984) for any reason and at any time. Any such withdrawals must be in an amount not less than the lesser of $100 or the remaining amount available. Withdrawals are limited to one every six months.

A participant can apply for a hardship withdrawal from the before-tax saving portion of their account within the limits specified by the Internal Revenue Service ("IRS"). A participant must satisfy the

Company as to the hardship in order to obtain the withdrawal. This withdrawal, however, is not allowed until the minimum amount available to the participant from the Plan under the normal withdrawal options is utilized. Also, an active participant making a hardship withdrawal before the age of 59-1/2 may be required to pay an additional 10 percent penalty to the IRS on the taxable portion of the withdrawal. A participant separated from service (layoff, termination, etc.) can withdraw their account at any time.

Forfeited Accounts

Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. At December 31, 2001 and 2000, forfeited non-vested accounts totaled $2,451 and $0, respectively. In 2001 and 2000, no forfeited non-vested accounts were used to offset Company contributions.

Plan Termination

The Company intends to continue the Plan indefinitely but reserves the right to terminate the Plan, amend the Plan, or discontinue its contributions at any time subject to the provisions of ERISA. In the event the Plan terminates, the accounts of the participants will be distributed at that time in the manner determined by the Company and in accordance with the terms of the Plan.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of common stock at year-end market price of Company stock plus an uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Notes to Financial Statements

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 – NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of changes in net assets relating to the nonparticipant-directed investment is as follows:

	2001	2000
Change in Net Assets		
Interest and dividend income	$ 91,429	$ 47,306
Net depreciation in fair value of investments	(4,845)	(723,781)
Contributions	719,495	802,426
Payment of benefits	(77,304)	(410,422)
Interfund transfers	(17,278)	(41,318)
Asset transfers out	(3,995)	(4,041)

NOTE 4 – INVESTMENTS

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2001	2000
Registered investment companies	$ (2,423,814)	$ (1,605,817)
Common stock	(4,845)	(723,781)
	$ (2,428,659)	$ (2,329,598)

NOTE 5 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for Plan assets. The Plan also invests in the common stock of the Company through the Volvo ADR Stock Fund. At December 31, 2001 and 2000, the Plan held 159,152 shares and 113,072 shares of Volvo ADR Stock, respectively. Transactions in such investments qualify as party in interest transactions, which are exempt from the prohibited transaction rules.

NOTE 6 - PLAN EXPENSES

The Company pays a portion of the expenses for services necessary for the administration of the Plan. Loan fees are paid from the participant accounts.

NOTE 7 - TAX STATUS

The IRS determined and informed the Company by letter dated August 30, 1999 that the Plan was qualified under Internal Revenue Code ("IRC") Section 401(a). The Plan had subsequently been amended and restated since receiving the determination letter. The Plan filed an application for a new determination letter that they received subsequent to year-end. This letter, dated May 29,2002, also determined and informed the Company that the Plan was qualified under IRC Section 401(a). The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 – SUBSEQUENT EVENTS

Effective June 1, 2002, the Plan was amended as follows:

- The minimum holding period for company matching and discretionary contributions to the Volvo ADR Stock Fund shall be equal to the earlier of: (1) any time during any calendar year subsequent to the calendar year in which the contributions were credited to the Participant's account, (2) the participant terminates from the Plan, or (3) the participant retires. Prior to the amendment, the minimum holding period for company matching and discretionary contributions was three years.

- The employer matching contribution under the Plan shall be equal to 75 percent of the participant's elective deferrals up to 6 percent of eligible compensation for the period during which elective deferrals are made by the participant. Also, such employer matching contributions shall be one-third invested in the Volvo ADR Stock Fund and two-thirds invested in accordance with the participant's current investment directions pertaining to elective deferrals. Prior to the amendment, participants had two matching contribution options as described in Note 1: (1) unless otherwise specified by the participant, the Company matched 50 percent of the participant's elective deferrals up to 8 percent of eligible compensation. 100 percent of such matching contributions were invested in the Volvo ADR Stock Fund. (2) Or, a participant could elect a "self-directed" match equal to 50 percent of the first 6 percent of eligible compensation.

- Each year, participants shall be allowed to contribute up to 30 percent of pre-tax annual compensation. The limit prior to this amendment was 18 percent as described in Note 1.

- Participants shall be allowed to make non-deductible employee contributions, i.e. after-tax contributions. Prior to the amendment, no after-tax contributions were allowed.

- United States based foreign nationals shall be excluded from eligibility. Prior to the amendment, foreign nationals were eligible for participation.

Additional Information Required for Form 5500

VOLVO INVESTMENT PLAN

Schedule I

Schedule of Assets (Held at End of Year)
As of December 31, 2001

The Volvo Investment Plan, EIN 38-2496821

Attachment to Form 5500, Schedule H, Part IV, Line i:

	Identity of Participant-Directed Issue	Investment Type		Current Value
*	Vanguard 500 Index Fund	Registered Investment Company	$	9,000,160
*	Vanguard Growth Index Fund	Registered Investment Company		806,359
*	Vanguard International Growth Fund	Registered Investment Company		1,076,575
*	Vanguard LifeStrategy Conservative Growth Fund	Registered Investment Company		574,882
*	Vanguard LifeStrategy Growth Fund	Registered Investment Company		1,019,065
*	Vanguard LifeStrategy Income Fund	Registered Investment Company		319,350
*	Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company		704,371
*	Vanguard Mid-Cap Index Fund	Registered Investment Company		500,370
*	Vanguard Prime Money Market Fund	Registered Investment Company		878,921
*	Vanguard Small-Cap Index Fund	Registered Investment Company		539,949
*	Vanguard Total Bond Market Index Fund	Registered Investment Company		609,823
*	Vanguard Wellington Fund	Registered Investment Company		5,326,005
*	Vanguard Windsor II Fund	Registered Investment Company		3,140,778
*	Vanguard Retirement Savings Trust	Common/Collective Trust		10,582,548
*	Volvo Investment Plan	Participant Loans (8.25% - 10.00%)		1,222,903

	Identity of Nonparticipant-Directed Issue	Investment Type	Cost	Current Value
*	Volvo Construction Equipment North America, Inc.	Common Stock (ADR)	$ 3,382,373	$ 2,616,624

* Party in Interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

VOLVO INVESTMENT PLAN

By: VOLVO CONSTRUCTION EQUIPMENT NORTH AMERICA, INC.
As Plan Administrator

By: ______________________
Name: Charles H. Wood, Jr., CPA
Title: Vice President of Human Resource Management and Administration

Date: June 24, 2002

EXHIBIT INDEX

Exhibit No.	
1	Independent Accountants' Consent

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Volvo Construction Equipment North America, Inc. of our report dated June 21, 2002 relating to the financial statements of Volvo Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 24, 2002